McLaughlin & Stern, llp

260 Madison Avenue
New York, New York 10016
steven w. schuster	(212) 448–1100	Millbrook Office
Partner	Fax (212) 448–0066	Franklin Avenue
Direct Phone: (212) 448-6216		P.O. Box 1369
Direct Fax: 1(800) 203-1556		Millbrook, New York 12545
E–Mail: sschuster@mclaughlinstern.com		(845) 677–5700

April 24, 2015

BY MAIL AND EDGAR TRANSMISSION

Mr. Kevin L. Vaughn

Accounting Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Xiangtian (USA) Air Power Co., Ltd.
Form 10-K for the fiscal year ended July 31, 2014
Filed November 20, 2014
Form 10-Q for the quarterly period ended October 31, 2014
Filed December 18, 2014
File No. 000-54520

Dear Mr. Vaughn:

On behalf of our client, Xiangtian (USA) Air Power Co., Ltd. (the “Company”), we are responding to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter, dated March 12, 2012, with respect to the Company’s Annual Report on Form 10K for the fiscal year ended July 31, 2014 filed on November 20, 2014 (File No. 000-52735 ) (the “10K”), and the Company’s Quarter Report on Form 10Q for the period ended October 31, 2014 (the “10Q”). References to page numbers in our responses refer to page numbers in the 10K and 10Q. For your convenience, the Commission’s comments have been repeated herein in bold, with responses immediately following each of the Commission’s comments. The amended filings for the Form 10K and Form 10Q were filed on April 24, 2015.

Form 10-K for the fiscal year ended July 31, 2014

Special Note Regarding Forward-Looking Statements, page 3

1.	We note your reference to the Private Securities Litigation Reform Act of 1995. Please revise your future filings to eliminate the reference to the statutory safe harbors since those provisions do not apply to statements made by penny stock issuers. Please refer to Section 21E of the Securities Exchange Act.

Company’s Response

The reference to the statutory safe harbors was deleted in the amendment to the Form10K.

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Acquisition of Sanhe, page 5

2.	It appears that some of the agreements listed in this section have a duration of 10 years. If so, please disclose that in this section, describe how the expiration of those agreements would affect your control of the operations of Sanhe and include appropriate risk factor disclosure.

Company’s Response

The VIE agreements that have a duration of 10 years are as follows:

•	Framework Agreement on Business Cooperation, dated as of July 25, 2014, by and between Luck Sky (Shen Zhen) Aerodynamic Electricity Limited (“Luck Sky Shen Zhen”) and Sanhe City Lucksky Electrical Engineering Co., Ltd. (“Sanhe”)

•	Exclusive Management, Consulting and Training and Technical Service Agreement, dated as of July 25, 2014, by and between Luck Sky Shen Zhen and Sanhe

Article 4 of the Framework Agreement and Article 2 of the Exclusive Management Agreement contain a renewal provision that allows Luck Sky Shen Zhen to extend the term of such agreements at its sole option by written notice with no limitation as to such extensions.

The Company is able to control Luck Sky Shen Zhen’s exercise of these agreements as Luck Sky Shen Zhen is indirectly controlled by the Company through Luck Sky Aerodynamic Electricity Limited (Hong Kong) the Company’s wholly owned subsidiary. Therefore, the Company does not believe that the control of the Sanhe is affected by the expiration of the initial 10 year term.

Liquidity and Capital Resources, page 20

3.	With a view towards revised disclosure in future filings, please tell us how you determined additional cash receipts of $15,426,935 through January 31, 2015 based on your first two projects.

Company’s Response

The disclosure has revised to delete the projected cash receipts from these two projects and the Company does not intend to provide estimated cash from projects under construction due to the risk of delays in construction unless the completion date is more certain.

The Company estimated its projected monthly cash receipts after discussions with its customers based upon the progress of completion of the projects. Both projects were expected to be completed before January 31, 2015, based upon which the Company anticipated to receive 35% and 62% of the total contract prices for Shandong Binzhou project and Hubei project, respectively. However, the actual cash received by the Company from August 2014 to January 2015 was less than the estimated amount due to delays in completion of both projects. The total contract amount for the Shandong Binzhou project is 126,000,000 RMB and the Company projected cash receipts of an aggregate of 44,000,000 RMB ($7,078,052 ) for the period between August 1, 2014 and January 31, 2015. The total contract amount for the Hubei project is 84,000,000 RMB and the Company projected cash receipts of 51,900,000 RMB ($8,348, 883) for the period August 1, 2014 through January 31, 2015. The dollar amounts of the projected cash receipts from the Shandong Binzhou project and Hubei project were based on an exchange rate of 6.2164 RMB per dollar.

The installation for the Hubei project was delayed due to the unfinished condition of the roof upon which the Company would conduct installations. The Hubei Project is anticipated to be completed in May 2015. The Shandong Binzhou project was also delayed and was completed in March 2015, but the Company is awaiting certain certifications. The Company only received $6,458,722of the total contract prices on the two projects from August 2014 to January 2015, including $5,348,755 regarding the Shandong Binzhou project and $1,109,967 regarding the Hubei project.

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Directors and Officers, page 23

4.	Please disclose the amount of time that your chief executive officer is able to devote to your business. In this regard, we note your disclosure on page 23 that he also is a member of a law firm. If your chief executive officer is not able to devote his full-time attention to your business, please add a risk factor to highlight, if appropriate, the amount of time he is able to devote to your business.

Company’s Response

The Company confirms that Mr. Zhang Zhiqi, its Chief Executive Officer, has been working full time for the Company since August 1, 2014. He remains a lawyer at his prior firm but we have confirmation from the law firm that he is not performing any services there. This disclosure has been added to the Amendment to the Form 10-K.

Interested Person Transactions, page 28

5.	Please expand the disclosure in the first paragraph in this section to briefly describe the nature of the services provided. Also, disclose the expenses that you have incurred and paid in connection with the consulting agreement.

Company’s Response

Bezalel International LLC (“Bezalel”) and Beijing LuckSky Oriental Power Engineering LLC, (“Beijing LuckSky”) a subsidiary of LuckSky Holding (Group) Co. Ltd. (“LuckSky Group”), executed a consulting agreement (the “2013 Bezalel Agreement”) on May 22, 2013 for Bezalel to provide LuckSky Group with consultancy services and Beijing LuckSky agreed to pay for the services at the rate of $500 per hour for a term of 18 months. The consulting services provided under the agreement included substantial advice regarding the business development and reorganization of LuckSky Group and transfer of certain business and related assets to Sanhe. The correct translation of the consultant’s name is Bezalel, not Beize, and this has been corrected and the agreement refiled as an exhibit.

On June 22, 2014, LuckSky Group and Bezalel entered into a new consulting agreement to replace the 2013 Bezalel Agreement. Pursuant to the new consulting agreement, Bezalel agreed to provide the same services to LuckSky Group, including assistance in planning to go public, for a total contract price of up to $400,000 for a term of one year, with $120,000 guaranteed and the balance only upon a listing on NASDAQ during such period. The new consulting agreement is filed as exhibit 10.17 to the amendment to Form 10-K. Disclosure regarding the new consulting agreement has been added.

Between May 22, 2013 and June 22, 2014, the payments made in connection with the 2013 Bezalel Agreement were $1,144,053. Of such amount, $546,859 was paid to Fiduciary Consultants, an entity in which Roy Thomas Phillips is a principal; for advisory services to LuckSky Group performed as a contractor to Bezalel. Mr. Phillips received no compensation for service as Acting Chief Financial Officer during the fiscal year ended July 31, 2014 as he became Acting Chief Financial Officer on July 29, 2014 after execution of the new agreement. This disclosure has been added to the amendment to Form 10-K. Under the second consulting agreement, Bezalel received $120,000 after August 1, 2014, of which $100,000 was paid to Fiduciary Consultants.

6.	Please file as an exhibit the loan agreement mentioned in the second paragraph in this section. Also, file as exhibits the agreements underlying the transactions mentioned in the fifth paragraph in this section.

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The loan agreement mentioned in the second paragraph was filed as exhibit 10.19 and the agreements underlying the transactions mentioned in the fifth paragraph in this section were filed as exhibits 10.18 and 10.21 to the amendment to Form 10-K.

7.	We note your disclosure on page F-3 of your liabilities classified as Amount due to Director and Advances from Related Parties in the amount of $430,928 and $3,080,147, respectively as of July 31, 2014. Please tell us where (1) you provided in this section the disclosure required by Item 404 of Regulation S-K regarding these amounts and (2) you filed as exhibits the underlying agreements with your director and related parties.

Company’s Response

The Company confirms that the Amount due to Director in the amount of $430,928 represents prepaid expenses 1) by Lin, Jian long to Xiangtian US in the amount of $3,386.71, 2) by Zhou Denghua to Xiangtian HK Shares in the amount of $17,381.45 and 3) by Zhou, Jian to Xiangtian HK Shares in the amount of $410,159.49.  There are no agreements for these prepaid expenses.

The Company confirms that the Advances from Related Parties in the amount of $3,080,174 constitutes 1) prepaid expenses in the amounts of $354,112.46 by Zhou Dengrong; 2) payment in the amount of $1,235,666.95 due under the agreement between the Company and Kelitai Air Powered Machinery Co., Ltd. (“Kelitai”) for the transfer of the fixed assets and transfer of inventory; 3) payment in the amount of $160,864.81 due under the RMB 3,000,000 loan agreement between the Company and LuckSky Group entered into on April 1, 2014; 4) payment in the amount of $1,242,198.06 due under the RMB 7.72 million loan agreement between the Company and Kelitai on July 18, 2013; 5) payments in the total amount of $33,252.69 due under the office, factory and dormitory leases between the Company and LuckSky Holding; 6) payment in the amount of $52,542.47 due under the lease between the Company and Sanhe Dong Yi and 7) prepaid social security payments on behalf of the Company by Kelitai in the amount of $1,509.88. There are no contracts for prepaid expenses by Zhou Dengrong as listed in item 1 and the prepaid social security payment in item 7. The leases with Sanhe Dongyi and LuckSky Holding were previously filed with the Current Report on 8-K on August 4, 2014 as exhibits 10.13 and 10.14. The underlying agreements for items 2, 3 and 4were attached to the amendment to Form 10-K as exhibits 10.18, 10.19, 10.20, 10.21.

The disclosures required under Item 404 of Rule SK are disclosed under Item 13 – Certain Relationships and Related Transactions - Interested Person Transactions. The transaction which resulted in a balance due as of July 31, 2014 of $1,235,666.95 under the agreement between the Company and Kelitai for the transfer of the fixed asset and inventory is described in the sixth paragraph. The balance owed as of July 31, 2014 of $161,864.81 under the RMB 3,000,000 loan agreement between the Company and Kelitai entered into on April 1, 2014 is described in the fourth paragraph; The borrowing of $1,242,198.06 due under the RMB 7.72 million loan agreement between the Company and Kelitai is described in the third paragraph. Arrangements for the leases of office and other property are described in paragraphs 8 through 10.

Signatures, page 31

8.	Please indicate below the second paragraph of text required on the Signatures page who signed your Form 10-K in the capacities of principal executive officer, principal financial officer, and controller or principal accounting officer. See General Instruction D(2) to Form 10-K. Include the complete text of your Form 10-K in the amendment with revised signatures.

Company’s Response

The amendment to Form 10-K contains a revised signature page.

Exhibit 10.16

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9.	Please tell us why there are two different entities mention as Party B in the amended agreement filed as exhibit 10.16.

Company’s Response

The Company confirms that the disclosure of two different entities mentioned as Party in the amended agreement filed as exhibit 10.16 to the 10K was due to a translating error. The agreement with the corrected party’s name was attached as exhibit 10.16 to the amendment to Form 10-K.

Form 10-Q for the quarterly period ended October 31, 2014

General

10.	We do not see the section “Item 4. Controls and Procedures” in Part I of this filing. Please amend this Form 10-Q to include Item 4 with the following disclosures:

•	management’s assessment and conclusion as to the effectiveness of the company’s disclosure control and procedures as of the end of the period covered by the report as required by Item 307 of Regulation S-K and

•	any information required by Item 308(c) of Regulation S-K.

Please note the amended filing should include currently signed and dated certifications.

The amendment to Form 10-Q provides the additional disclosure regarding Item 4. Controls and Procedure and contains currently signed and dated certifications.

Please do not hesitate to contact me with any questions or comments you may have. Thank you for your consideration and response.

Yours truly,
/s/ Steven Schuster

Steven W. Schuster

SWS/kmh
Encs.

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